Morgan Crucible

RECEIVED
2007 OCT -2 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th September 2007

07027014

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
OCT 03 2007 E
THOMSON
FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:34 24-Sep-07
Number	3456E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19/09/2007
6. Date on which issuer notified:	21/09/2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 25p	10,158,815	10,158,815	12,607,506	12,607,506		4.54	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,607,506	4.54

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (12,607,506 – 4.54% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,248,736-4.05%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,248,736 – 4.05% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 277,314,680
14. Contact name:	Mrs T A Bigmore
15. Contact telephone number:	01753 837000

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:59 25-Sep-07
Number	4336E

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
The Morgan Crucible Company plc

2. **Reason for the notification** (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (N) Disclosure for transparency purposes

3. **Full name of person(s) subject to the notification obligation (iii):**
Standard Life Investments Ltd

4. **Full name of shareholder(s)** (if different from 3.) (iv):
Vidacos Nominees

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
21 September 2007

6. **Date on which issuer notified:**
24 September 2007

7. **Threshold(s) that is/are crossed or reached:**
14%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
GB0006027295	39,948,819	39,948,819

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares 38,408,863	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirec
		35,191,273	3,217,590	12.690%	1.160%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
38,408,863	13.850%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

14. Contact name:

Mrs T A Bigmore

15. Contact telephone number:
01753 837000

END

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END